

ROAST UMBER

Who we are.



Roast Umber, LLC is a specialty (or craft) coffee and cacao roasting company specializing in coffee, chocolate, and related products.

Roast Umber is a culmination of over 30 years experience in craft coffee and cacao.

We source our products farm-direct from Central American farmers in which we've had relationships with for many years.

The opportunity.

The coffee market is an estimated

$48B

in the US, half of that is considered **specialty at approx. $24 billion.**



NITRO COLD BREW

The general coffee market is expected to nearly **double by 2025 to**

$84B

and if the trend keeps up, the **niche specialty market is expected to be half that around $40 billion.**

Similar to craft beer or wine, specialty coffee has seen an uptick in consumers that prefer a different (many times better) coffee experience that is roasted in a way to bring out the natural nuances of the bean from its country and region of origin, typically from a smaller micro-lot, and farm-direct to directly support the farmer. Specialty roasters are continually on the search for a better bean and focus on the seed-to-cup process.





Market segment

Our positioning in the market.

There is no question the coffee market is tremendous. Coffee is the second most traded commodity in the world, second only to oil. Within the industry, the market has experienced three "waves."

Our focus is on the coffee consumer that is on the verge of crossing over into the specialty "craft," or 3rd Wave scene.

Our coffee is priced, we feel, at an affordable price for most consumers, averaging $14 to $16 per lb. depending on quantity. We position our products as an "affordable luxury."

1st Wave
Post World War II | Instant Coffee Trend

Folgers, Maxwell House

▶

2nd Wave
Experience Around Drinking Coffee | Cafe Culture

Starbucks, Caribou, Biggby

▶

3rd Wave
The Specialty "Craft" Scene | Focus on Origin

Sourcing Farm-Direct | Wider Variety of Roast Profiles

Intelligentsia, Stumptown, Blue Bottle

▶

ROASTUMBER.COM | @ROASTUMBER

Our target market.



The coffee drinker that is right on the edge of that 3rd Wave market spectrum, that isn't in that realm quite yer, but looking for a different/better experience

For example, the coffee drinker that made the switch from Folgers to Starbucks beans at home, but now knows that there is an even better bean than Starbucks, we want that consumer!

With this being said, our coffee can still be enjoyed by that specialty drinker already in that 3rd Wave, "craft" realm

- Our audience is split almost 40/60 male/female, between the ages of 24 to 50, with a higher disposable income with interests in better quality food, travel, beverage, charitable efforts and sustainability.
- They typically visit farmers markets and are more conscious consumers in terms of health and wellness
- Our coffee can be enjoyed in a variety of ways in various brew methods. Our coffee can be enjoyed in standard automatic home or commercial brewers, or via alternative methods such as pour-over, French Press, espresso, cold brew, etc.
- Our customer typically drinks their coffee in these variety of ways, as well as via nitro cold brew cans

Our revenue drivers.

Wholesale

Our primary focus on the wholesale side of our business are people centers; i.e. restaurants that serve brunch, high traffic cafes and coffee shops, offices, conference centers, hospitals, wellness centers, and retail locations such as grocery stores and markets.

With the addition of our Nitro Cold Brew in a can the product is pasteurized which will extend its shelf-life at room temperature.

eCommerce

Honing in on our target audience, we curate and push online digital content both organically and via paid social advertising to push prospective customers through the funnel to bring awareness, drive traffic and ultimately increase conversions.

Our digital strategy focuses on promotional campaigns such as giveaways, email capture, and influencer marketing. We use digital tools such as heat mapping and email capture software to track online behavior, data analytics and campaign management. We focus on key metrics such as customer acquisiton costs.

Retail

We have begun our initial push into retail with stores such as Woodman's, Whole Foods, and Kroger and will be pursuing the bigger box stores such as Target, Wal-Mart, and Meijer into 2021. This investment will help us with this push into retail to effectively manage our inventory and partner with the retailers for marketing initiatives. Leveraging our partnership with TR Data Strategy and their exclusive relationships with retailers.



Our digital marketing strategy.



Expanding on our digital marketing strategy, we leverage online platforms to drive traffic to our website, our wholesale partners, and our Amazon.com page. Our online platforms include social media platforms such as Instagram, Facebook, YouTube, TikTok, Twitter, Pinterest, as well as our own online digital blog. We leverage influencer marketing, utilizing the relationships we have to produce lifestyle content and educational content such as recipe guides and brew guides. These "Centers of Influence" have strong followings that we will leverage to drive traffic to our channels.

A primary focus is our customer acquisition cost. What this cost to acquire a customer entails is a combination of email campaigns and costs to acquire an email, paid social campaigns, influencer and content strategy.

We also leverage online eCommerce tools for loyalty programs, referral marketing, and a feature that allows online customers to Tip the Farmer at checkout.

Giving back and focused on sustainability.



Our focus around giving back and sustainability is a large piece to our marketing strategy and business philosophy. In addition to working directly with the farmers and sourcing directly from the farm, the overall coffee supply-chain is at focus for us as is also giving back to our communities and to our planet. We provide an option on our website at checkout to *tip the farmer*, and we take 10% from each sale and give back to the following charities:

Heart to Heart International: HHI is a true boots to the ground, get it done organization. They have been doing tremendous work globally combatting the COVID-19 pandemic. Heart to Heart International has an amazing culture, network, and drive. We partnered with HHI because they are on the forefront of disasters and disaster relief, and as a company we want to play our part.

Ron Finley Project: Ron Finley is an urban gardener that has developed his influence with using unused urban spaces for gardens such as sidewalk and neighborhood parkways. This approach has helped underserved communities get better access to food, educational opportunities for kids, helps the environment and has a focus around equality. His initiatives also align with our customer base as many of our customers in addition to their want to give back, their interest in gardening, soil, compostable materials, and urban growth in inner cities.

Our coffee.



SINGLE ORIGIN



DIRECT TRADE



WHOLE BEAN OR GROUND



CAFFEINATED OR DECAFFEINATED



ROASTUMBER.COM | @ROASTUMBER

Origins

CURRENT
Huehuetenango, Guatemala

NEXT
Comayagua, Honduras

EVENTUAL
Ethiopia
Burundi*
Kenya
Costa Rica
Colombia

*Roast Umber Reserve Coffee



ROASTUMBER

Our sweet & balanced Guatemalan is a smooth coffee anyone can enjoy.

WHOLE BEAN COFFEE
NET WT. 16 OZ (454 G)



ROASTUMBER

Our sweet & balanced Guatemalan is a smooth, decaffeinated coffee anyone can enjoy.

DECAF GROUND COFFEE
NET WT. 16 OZ (454 G)



Our canned drinks.

CURRENT



ORIGINAL | NITRO COLD BREW | 12 FL OZ (355 ML) | COFFEE

FUTURE



DECAF | NITRO COLD BREW | 12 FL OZ (355 ML) | COFFEE



RED EYE | NITRO COLD BREW | 12 FL OZ (355 ML) | COFFEE



OAT LATTE | NITRO COLD BREW | 12 FL OZ (355 ML) | COFFEE



VANILLA | NITRO COLD BREW | 12 FL OZ (355 ML) | COFFEE



MOCHA | NITRO COLD BREW | 12 FL OZ (355 ML) | COFFEE



NEW FLAVOR | NITRO COLD BREW | 12 FL OZ (355 ML) | COFFEE

 VEGAN

 DIRECT TRADE

 UNSWEETENED

 CAFFEINATED

ROASTUMBER.COM | @ROASTUMBER

Our approach & what we're doing different





The farmer, sustainable farming



We chose Guatemala and Huehuetenango as our first because it is a varietal coffee, and also is a balanced coffee that most coffee drinkers will enjoy



Seed to cup



We give back 10% to charity focused on charities that also align with our knowledge, network, geography and expertise



People centers and coffee spectrum



We focus on one farm, one bean at a time



We leverage these approaches into our marketing strategy

ROASTUMBER.COM | @ROASTUMBER

Growth Opportunities

There is a tremendous opportunity brewing in the tree-to-bar craft cacao and chocolate space, and there is a great deal of synergy between coffee and cacao.

We have begun sourcing cacao products from the same regions as we do coffee, produce them on the same equipment we roast coffee, and both have a very similar customer base.

We source our raw cacao beans from our partner farm and chocolateria, Atucun in Comayagua, Honduras.

Our story.

Heritage Cacao

The history of cacao as we know it begins with Christopher Columbus discovering the beans on his fourth trip to the Americas. However, the varieties and uses of the cacao pods extend far into pre-Mayan civilization.

Atucún has cultivated a **rare** Criollo, or native variety that is desired by the world's top experts in chocolate. With precise and artful fermentation and processing. Our beans must be experienced.

The craft cacao movement seeks those that want to taste the original and complex flavor of the top tier beans, without the factories. by caring for the land, the community, and the experience.

Verdadero Original

'True Original' and Tree-to-bar

Our chocolate is special, because it comes from trees that have grown in an isolated area from the other cocoa-producing areas of Honduras, it is in the center of the country in the humid tropical forest reserve called Comayagua mountain, an unknown place for this crop. The cacao from that region is of ancestral Criollo varieties.

Our grandparents and their parents cultivated it in the villages of Lomas de Cordero and Aguafría from generation to generation. The families of this area continue to cultivate these varieties to preserve their species and continue the tradition. There are some trees over 50 years old from which the best quality pods of fine cocoa are harvested.



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What is cacao.

Raw Cacao

Cacao are seeds that come from a tree, from which cocoa, cocoa butter, and chocolate are made. Cacao comes from cacao pods which are sourced, picked, and fermented into raw cacao beans. Raw cacao beans are then roasted to produce a variety of products.

Chocolate & Chocolate Products

The more popular products that come from cacao are cocoa and chocolate. Chocolate bars for example are made after raw cacao is roasted, it's processed and molded down into a bar. A similar process for other chocolate products such as powders, syrups, etc.

Tree-to-bar

The tree-to-bar concept is very similar to the seed-to-cup in coffee. Being that our products are genuinely and authentically farm-direct from Honduras, as well as the ingredients used are focused around sustainability with using as much of the cacao pod as possible. For example, our chocolate bars and blocks use actual cocoa butter that comes from the original cacao pod the cacao



The opportunity and why we're venturing into cacao.

There is no question the opportunity from a market perspective is huge for chocolate similar to coffee. There is the chocolate consumer that is estimated at $43B, but also the baking industry that generates more than $30B in revenue each year.

Further into the presentation we will explain the synergy of the production of our products and how our strategy hits both markets, the consumer market for chocolate, as well as the wholesale baking communities.

We look at cacao and chocolate being in a similar space to coffee. Specialty cacao has seen an uptick in consumers that prefer a different (many times better) experience that is farm-direct, focused around sustainability and on the origin and the farmer. Similar to wine and coffee, the chocolate market is moving toward tasting profiles, enjoying chocolate from various parts of the world and their unique subletities and differences. Additionally, because cacao is sourced from the same regions as coffee, many times the same farms, and can be roasted on similar machines, as well as having similar market demographics that buy both cacao, chocolate and coffee, more coffee roasters are entering the cacao space. Similar to coffee, we position these products as an "affordable luxury."



ROASTUMBER.COM | @ROASTUMBER

Cacao Revenue Drivers.

As mentioned previously, we cannot stress enough how our revenue drivers and customer bases for both coffee and cacao are essentially the same with further detail below.

Wholesale

There is a great deal of opportunity on the wholesale side for cacao and chocolate in synergy with coffee. In the coffee industry, it is standard that most wholesalers such as restaurants, cafes and coffee shops will have an exlcusive relationship with a coffee roaster. However, it is rare to find a wholesaler that has an exclusive relationship with a cacao roasting company. We sell bulk chocolate in 25 to 50 lb. blocks to wholesalers as most chocolatiers melt down these blocks (large bars) for their own chocolate making. We also sell cocoa powder for mochas, hot chocolates, as well as cacao nibs and other cacao related products for baked goods, etc. We have received outstanding initial feedback at our initial test market wholesalers.



ROASTUMBER.COM | @ROASTUMBER

eCommerce

Focusing on a similar customer base as coffee, we will leverage a lot of the same prospecting tools and lists we use to sell Roast Umber coffee online for cacao products. Resources such as email lists, advertising data, behavioral analytics, etc. that we've collected on the Roast Umber customer. Pricing will also represent a higher end product and push the standard for chocolate pricing. For example, our product team is currently producing a chocolate bar that will be priced at $30.

We will also position ourselves as the higher end, tree-to-bar direct from the source chocolate company and focus on its country and region of origin, similar to how we promote and position our coffee.

Retail

Leveraging the retail relationships we have for Roast Umber, we will begin our push into retail toward the end of Q2 2021 with a stronger push into Q3 and the second half of 2021, focusing much of the first half of the year on wholesale, eCommerce, and Amazon.



Market segment.

Our positioning in the market.

Being that we are already in the coffee space and leveraging the synergy between coffee and cacao, our market segment is no different. We are targeting the same consumers that we target for our coffee products. This niche market appreciates specialty, farm-direct and sustainable "craft" products from origin.

In addition, much of the chocolate products we sell can also be used by our customers, especially our wholesalers, to complement the coffee they're preparing and drinking. For example, chocolate syrups and powders to make mochas, or for the consumer that wants an afternoon caffeine fix but doesn't want another cup of coffee, they can enjoy a chocolate bar, hot chocolate or cacao nibs.

Go-to market strategy.

As mentioned previously, our market segment to both coffee and cacao are very similar. We plan to levrage our existing relationships and strategies that we do for coffee, for the chocolate side of the business. As the coffee market ventures more into the cacao side as well, we. are positioned well for this growth. Our eCommerce strategies will be synergistic as well.

We have already started producing and selling cacao and chocolate products as well as established our initial wholesale customer base.



ROASTUMBER.COM | @ROASTUMBER

Our initial cacao wholesale products.



CHOCOLATE BARS AND BLOCKS FOR WHOLESALERS



CHOCOLATE COVERED
CACAO BEANS



COCOA POWDER



CACAO NIBS

Origins

CURRENT
Comayagua, Honduras

EVENTUAL
Ghana*
Ecuador*
Tanzania
Costa Rica



ROASTUMBER.COM | @ROASTUMBER



Our approach & what we're doing different

Focusing on tree-to-bar direct from the source chocolate, we see cacao and chocolate as being in a similar space to where coffee was with the emergence of more "craft" or specialty brands, and where craft beer was and other specialty products in similar industries. Similar to how we see the coffee customer moving away from a Starbucks, Caribou Coffee, etc. we see similar to the chocolate market; consumers moving away from just a higher cacao percentage such as a 60-90% Ghiradelli or Godiva Chocolate product to having more of an appreciation for its place of origin and heritage.



ROASTUMBER.COM | @ROASTUMBER



The Roast Umber team.

Brad Gakenheimer | Co-Founder & CEO

Brent Hawkins | Co-Founder & CMO

Chad Morton | Co-Founder & Head of Product

Marc Colcer | Co-Founder & Head of Customer Experience

Operations & Bookkeeping: L&L Bookkeeping, Lori Hawkins

CPA Firm: Bredeweg & Zylstra, PLC, Brian VanderHost, CPA

Law Firm: Foster Swift Collins & Smith PC, John Mashni

and Patrick Sughroue PC

In partnership with **Veer Creative** & **TR Data Strategy,** our marketing, sales, and operations team consists of the following individuals:

AJ Paschka | Strategic Marketing & Sales

Lydia Berge | Strategic Marketing & Sales

Carly Westenbroek | Strategic Marketing Operations

Roxanne Gerken | Strategic Marketing Operations



ROASTUMBER.COM | @ROASTUMBER

Our farm partners.

Robin Gutierrez | Huehuetenango, Guatemala

Third generation coffee farmer, Robin Gutierrez, has four lots in the Agua Dulce valley in the Huehuetenango region of Guatemala. Robin purchased and inherited his farms from his father, who inherited from his grandfather. Robin's family has been farming for over 50 years.

We've built our relationship with Robin through our partnership with Onyx Coffee.



ROASTUMBER.COM | @ROASTUMBER

Efren Elvir | Comayagua, Honduras

Second generation chocolatier as well as a Process Engineer, Efren started Atucun with his father based on their years of knowledge, expertise and network in Central America, with his primary operations out of Comayagua, Honduras where he also resides. Efren has relationships with cacao producers throughout the country, establishing a base pay of 65% above market rate for producers in the region. Efren has extensive knowledge on cacao sourcing, production and fermentation. It was a no brainer for us to tag off of an already established brand of Atucun when launching a cacao brand within Roast Umber.



ATUCUN.COM | @ATUCUN

Our current capacity for growth.

Schuil Coffee Co. | Grand Rapids, MI

Our agreement with Schuil Coffee Co. in Grand Rapids allows us unlimited access to two (2) 150 lb. coffee roasters which allows us to roast 300 lbs. of coffee beans per hour, or 100 lbs. per 15-20 minute batch.

Sharing the equipment with Schuil (3-4 hours per day), we have the ability to roast 1,200 lbs. per day, 7,200 lbs. per week (in a 5-6 day work week), and can be increased and worked out to roast 30,000 lbs. per month.

We also have the option to add hours or day(s) to scheduled time at Schuil

Additional roasting equipment at Schuil not currently used that could increase our monthly roasting capacity to a total of 40,000 lbs. per month

American Brewers | Kalamazoo, MI

Our agreement with American Brewers in Kalamazoo allows us to utilize their space for storage, to can our nitro cold brew and other canned products, as well as other resources such as their commercial kitchen.

Total Fixed Costs

Use of both spaces at Schuil Coffee Co. and American Brewers is a total fixed cost of **$1,100 per month.**

Schuil Lease = $500

American Brewers Lease = $600





ROASTUMBER.COM | @ROASTUMBER

ATUCUN.COM | @ATUCUN

Distributorship

Starting with our test market in Grand Rapids, eventually expanding out to Michigan, the Midwest, then throughout the country, we are implementing a distributorship model which will be individuals recruited and brought on as independent contractors to sell Roast Umber products. The distributorship will act almost like a franchise model as well as a brand ambassador model (similar to a Red Bull brand ambassador), as distributors will be resonsible for sellng to and servicing accounts as well as promoting the brand at various wholesalers (their accounts) selling our product.







Others similar in our space & competition.

High Brew	Stok Cold Brew	Death Wish Coffee
Starbucks	Califia Cold Brew & Coffee	Ghirardelli Chocolate
Blue Bottle	Chameleon Cold Brew	Godiva
Monster Energy	Gevalia Coffee	Tescher Chocolate
Stumptown Coffee	Intelligentsia Coffee	Hershey's
Rise Cold Brew	Madcap Coffee	Askinosie Chocolate
Red Bull	Ferris Coffee	Mast Brothers
Equator Coffee	Green Mountain Coffee	Dandelion Chocolate
Sight Glass Coffee	Cadillac Coffee	

Some recent acquisitions, investments & exits in our space.

Shakira Invests in High Brew | 2019

Nestle Acquisition of Blue Bottle | 2017

Peet's Acquisition of Stumptown | 2015

Peet's Acquisition of Intelligentsia | 2015

JAB Holdings Purchases Peet's | 2012



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Thank you!

ROASTUMBER.COM
@ROASTUMBER

